EXHIBIT 99.29

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

BOB JOHNSON,

Plaintiff,	C.A. 19412NC
[STAMP]

v.

DAVID H. PETERSON; PIERSON M. GRIEVE;
LUELLA G. GOLDBERG; WILLIAM A.
HODDER; WAYNE H. BRUNETTI; JAMES J.
HOWARD; GARY R. JOHNSON; RICHARD C.
KELLY; EDWARD J. MCINTYRE; XCEL
ENERGY; and NRG ENERGY, INC.,

Defendants.

CLASS ACTION COMPLAINT

     Plaintiff, by and through plaintiff’s attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

THE PARTIES

     1.     Plaintiff Bob Johnson (“plaintiff’) is the owner of common stock of NRG Energy, Inc. (“NRG” or the “Company”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2.     NRG is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 901 Marquette Avenue, Minneapolis, Minnesota. NRG is a global energy company primarily engaged in the acquisition, development, ownership, and operation of generation facilities, and the sale of energy capacity and related products. NRG common stock trades on the New York Stock Exchange under the symbol “NRG.”

     3.     Defendant Xcel Energy (“Xcel”) is a Minnesota corporation with its principal executive offices located in Minneapolis, Minnesota. Xcel purports to be a major U.S. electricity and natural gas company with operations in 12 western and midwestern states. As of February 14, 2002, Xcel owned approximately 74% of the Company’s common stock and Class A common stock on a combined basis. Moreover, Xcel’s Class A holdings give it approximately 96.7% of the Company’s voting power. By virtue of its controlling stake, Xcel is in a fiduciary relationship with plaintiff and the other public stockholders of NRG, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

     4.     Defendant David H. Peterson (“Peterson”) is and at all relevant times has been Chairman of the Board, Chief Executive Officer, and President of NRG.

     5.     Defendant Wayne H. Brunetti (“Brunetti”) is and at all relevant times has been a director of NRG. Brunetti also serves as President, Chief Executive Officer, and a director of Xcel.

     6.     Defendant James J. Howard (“Howard”) is and at all relevant times has been a director of NRG. Howard also serves as Chairman of the Board of Xcel.

     7.     Defendant Gary R. Johnson (“Johnson”) is and at all relevant times has been a director of NRG. Johnson also serves as Vice President and General Counsel of Xcel.

     8.     Defendant Richard C. Kelly (“Kelly”) is and at all relevant times has been a director of NRG. Kelly as serves as President—Enterprises of Xcel.

     9.     Defendant Edward J. McIntyre (“McIntyre”) is and at all relevant times has been a director of NRG. McIntyre also serves as Vice President and Chief Financial Officer of Xcel.

     10.     Defendant Pierson M. Grieve, Luella G. Goldberg, and William A. Hodder are and at all relevant times have been directors of NRG.

     11.     The defendants referred to in paragraphs 4 through 10 are collectively referred to herein as the “Individual Defendants.”

     12.     By reason of the above Individual Defendants’ positions with the Company as officers an/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of NRG, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

     13.     Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all shareholders of NRG common stock, or their successors in interest, who are being and will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     14.     This action is properly maintainable as a class action.

     15.     The Class is so numerous that joinder of all members is impracticable. As of February 14, 2002, there were approximately 46.9 million shares of NRG common stock in the public float, owned by hundreds if not thousands of public shareholders.

     16.     There are questions of law and fact which are common to the Class including,inter alia, the following:

(a)	whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of NRG’s public stockholders; and

(b)	whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     17.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     18.     The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     19.     Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

     20.     On or about February 15, 2002, Xcel announced that it was commencing an exchange offer for all of the publicly held shares of NRG common stock. Under the terms of the proposed exchange offer, NRG holders will receive 0.4846 shares of Xcel common stock for each NRG common share. Based upon Xcel’s closing price of $23.73 per share on February 14, 2002, the proposed exchange offer values NRG common stock at only $11.49 per share.

     21.     Xcel has timed the proposal to freeze out NRG shareholders in order to capture for itself the Company’s future potential without paying an adequate or fair price to the Company’s public shareholders. NRG common stock has recently traded well in excess of the proposed consideration. As recently as February 1, 2002, NRG common stock traded as high as $12.00 per share. Moreover, on January 3, 2002, NRG common stock traded as high as $16.61 per share.

     22.     Xcel has timed the announcement of the proposed buyout to place an artificial lid on the market price of NRG stock so that the market would not reflect NRG’s improving potential, thereby purporting to justify an unreasonably low price.

     23.     Xcel has access to internal financial information about NRG, its true value, expected increase in true value, and the benefits of 100% ownership of NRG to which plaintiff and the Class members are not privy. Xcel is using such inside information to benefit itself in this proposed transaction, to the detriment of the NRG’s public stockholders.

     24.     Xcel has clear and material conflicts of interest and is acting to better its own interests at the expense of NRG’s public shareholders. Xcel has voting control of the Company and controls its proxy machinery. Xcel has selected and controls all of the Company’s directors, who are beholden to Xcel for their offices and the valuable perquisites which they enjoy therefrom. Five of the Company’s nine directors also are employed by Xcel.

     25.     Xcel is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Xcel and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     26.     Unless the proposed exchange offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     27.     Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A.     Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B.     Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C.     In the event the proposed exchange offer is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D.     Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E.     Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees;

     F.     Granting such other and further relief as this Court may deem just and proper.

     DATED:    February 15, 2002

ROSENTHAL, MONHAIT, GROSS
& GODDESS, P.A.

By:	/s/ CARMELLA P. KEENER Suite 1401, Mellon Bank Center P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706